UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 22, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

22 May 2026

Admission to Trading

The following notification is made in accordance with The Public Offers and Admissions to Trading Regulations 2024 (POATRs) PRM 1.6.4R.

1	Details of the issuer
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
2	Details of the transferable securities admitted to trading
a)	Name	Smith & Nephew plc
b)	Type	Ordinary Shares of USD 0.20 each
c)	Identification code	ISIN: GB0009223206
d)	Regulated market	London Stock Exchange - Main Market
e)	Number of further securities issued and admitted	8,905
f)	Total number of securities in issue at date of notification	877,733,750 Ordinary Shares, of which 26,452,529 are held in treasury
g)	Fungibility	Fully fungible with existing Ordinary Shares
3	Admission details
a)	Date of admission
Admission of shares under the Company's employee share schemes from 23 March 2026 up to 21 May 2026, admitted to trading on the Main Market of the London Stock Exchange under the Company's existing block admission of shares dated 12 August 2022.

b)	Prospectus details	N/A

Philip Horner
Deputy Company Secretary
Smith & Nephew plc
Tel:    +44 (0)1923 477100

LEI:    213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 22, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary